Exhibit 99.1

For immediate release

Sify reports revenues of INR 2505 million for Q2 of FY 2013-14

EBITDA for the quarter stood at INR 424 million

Chennai, Wednesday, October 23, 2013: Sify Technologies Limited (NASDAQ Global Markets: SIFY), a leader in Managed Network, IT and Application services in India with growing global delivery capabilities, today announced its consolidated results under International Financial Reporting Standards (IFRS) for the second quarter of fiscal year 2013-14.

PERFORMANCE HIGHLIGHTS:

⋅      Revenue for the quarter ended Sep 30, 2013 was INR 2505 million, an increase of 22% over same quarter last year.

⋅      EBITDA for the quarter was INR 424 million, an increase of 180% over the same quarter last year.

⋅      Net Profit for the quarter was INR 111 million as against a net loss of INR 57 million for the same quarter previous year, excluding a one-time gain of INR 658 million from sale of associate as reported earlier.

⋅      CAPEX during the quarter was INR 700 million. Cash balance at the end of the quarter was INR 1614 million.

Mr. Raju Vegesna, Chairman and Managing Director, said, “In spite of a challenging external environment across most sectors in India, we are continuing to see good traction for our solutions offerings. While these tight fiscal conditions have naturally resulted in some delays in customer decisions on major projects, we are also seeing that clients are consolidating their services with established service providers. As a well-entrenched player across the entire ICT ecosystem, we are better able to expand our share-of-wallet by leveraging our broad portfolio to provide cost-effective solutions.

The other trend that we are seeing in this market is that emerging enterprises are beginning to adopt IT in a large way. Our wide bouquet of services, and our ability to scale and implement them quickly, translates into greater value for our customers.

Our investments in capacity building will be in time with market demands. That way, we are able to monetize our investments better and still respond to increased customer demands resulting from consolidation.”

Mr. Kamal Nath, CEO, said, “Our entire focus revolves around bringing the client into the Sify environment. Given our capabilities across the entire ICT eco-system, clients are able to fully leverage the benefit of choosing multiple services from us, thus lowering their TCO and also giving us a larger wallet share of their IT spends.

Our investment in building new DC capacity at both Noida and Mumbai is attracting strong interest from major customers seeking consolidation of services. The services business is beginning to see growth, in particular the Cloud and Managed services.”

Mr. M P Vijay Kumar, CFO, said, “We have seen a consistent upward trend in both revenue and profitability. Apart from the increased sales of our services portfolio, the other major reason for our improved performance has been our continued strict adherence to financial discipline. Our focus will be in increasing revenue with existing clients through more services, while negotiating mutually beneficial economic terms with new clients. Our investment in infrastructure continues to be demand-driven.

Cash balance at the end of the quarter was INR 1614 million”

FINANCIAL HIGHLIGHTS

Unaudited Consolidated income statement as per IFRS
(In INR millions)

	Quarter ended	Quarter ended	Quarter ended
Description	September	September	June
	2013	2012	2013

Revenue	2,505	2,059	2,628

Cost of Revenues	(1,283)	(1,125)	(1,439)

Selling, General and Administrative Expenses	(796)	(782)	(724)

EBITDA	424	151	465

Depreciation and Amortisation expense	(251)	(208)	(261)

Net Finance Expenses	(71)	(17)	(53)

Other Income	9	17	12

Profit from sale of shares in affiliate and rights therein	-	658	-

Profit / (loss) Before tax	111	601	163

Income Taxes	-	-	-

Profit / (loss) for the period	111	601	163

Reconciliation with Non-GAAP measure

Profit / (loss) for the period	111	601	163
Add:
Depreciation and Amortisation expense	251	208	261

Net Finance Expenses	71	17	53
Less:
Other Income	(9)	(17)	(12)

Profit from sale of shares in affiliate and rights therein	-	(658)	-

EBITDA	424	152	466

BUSINESS HIGHLIGHTS:

Telecom business

⋅      Telecom services grew by 35% over same quarter last year

⋅      Data Services grew by 34 % over same quarter last year.

⋅      A global company in the aviation technology space awarded Sify a large network integration contract covering all key airports in India.

⋅      A large Public Sector Bank awarded Sify a contract for supporting its online banking site.

⋅      Sify launched enhanced DDoS detection and mitigation service for its customers, enabling customers with large internet-facing businesses to protect and secure their business from DDoS attacks.

Data Center business

⋅      The new DC at Noida is seeing a lot of traction. Work on the new DC at Mumbai is being accelerated to expand capacity.

⋅      Renewals came from across all industries including a logistics major, a state government electricity board, a telecom multi-national and the largest banking conglomerate in India.

⋅      New business included one of India’s leading English-language publications, a home-grown banking major, and one of the oldest Indian companies in the mobile power business.

Cloud and Managed services

⋅      Cloud and Managed Services grew by 46% over same quarter last year.

⋅      The business signed up a premier education institution and a food multi-national.

⋅      One of the world’s most popular fast food chain in India has opted for our Cloud Platform to run their critical IT Servers.

⋅      A leading Chemical multinational as opted for our Disaster recovery services to provide business continuity.

⋅      One of India’s largest private bank has signed us to run its critical cheque truncation system for both its Datacentre & Far site DR.

⋅      One of the largest Core banking Independent Software Vendor has chosen Sify Cloud platform to run its Core Banking Solutions for its cooperative banks customers.

Applications services

⋅      Talent Management Solutions registered an increase of 192% over same quarter last year.

⋅      Portals grew 45% over same quarter last year. As per Comscore, Sify unique visitors grew by 85%, against a category growth of 6%.

⋅      Sify Finance was among the top 5 portals in Business Finance News / Research category, having a visitor YoY growth of approx 352%.

⋅      Sify eLearning signed up two of the world’s largest pharmaceutical giants, an international auditing major and an United Nations body.

Technology Integration services

⋅      Technology Integration Business grew by 69% over previous quarter.

⋅      Safescrypt grew by 87% over previous quarter.

⋅      Sify was contracted to build a Data Center for a Defence establishment and a health care major.

⋅      A government statistical research institute contracted Sify to build and maintain its MPLS network.

About Sify Technologies

Sify is among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common data network infrastructure reaching more than 1100 cities and towns in India. This telecom network today connects 30 client Data Centers across India, in addition to Sify’s own 5 Tier III Data Centres across the cities of Chennai, Mumbai, Delhi and Bengalurru.

Most of the company’s revenue is derived from Enterprise Services, comprised of Telecom services, Data Center services, Cloud and Managed services, Application services and Telecom Integration services. Sify also provides services that cater to the burgeoning demands of the SMB/SOHO community and the retail consumer, much of it on its Cloud services platform.

Sify is ISO 9001:2008 certified for Enterprise Sales, Provisioning, support and customer relationship management of ICT solutions and services including VPN, Network, Voice, Data Centre hosting, Integration services, security services and managed services. Sify has been certified in SSAE16 SOC2 Type II for Cloud Infrastructure.  Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP backhaul for international carriers. With the Sify Cable landing station and partnerships with submarine cable companies globally, Sify is present in almost all the spheres of the ICT eco system.

The company has an expanding base of Managed Services customers, both in India and overseas, and is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services.  Sify Software develops applications and offers services to improve business efficiencies of its current and prospective client bases. Sify also offers services in the specialized domains of eLearning, both in India and globally. The business also operates two of the most popular internet portals in India, Sify.com and Samachar.com.

For more information about Sify, visit www.sifycorp.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2013, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact

Sify Technologies Limited	Grayling Investor Relations

Mr. Praveen Krishna	Ms. Trúc Nguyen (ext. 418)
Investor Relations & Corporate Communications	Mr. Christopher Chu (ext. 426)
+91 44 22540777 (extn.2055)	+1-646-284-9400
praveen.krishna@sifycorp.com	truc.nguyen@grayling.com christopher.chu@grayling.com